AMERICAN SMOOTH WAVE VENTURES, INC.

United States Securities and Exchange Commission

Washington DC 20549

      RE: CFO Consultants, Inc.

              Item 4.01 8K/A

Filed February 25, 2010

To Whom It May Concern:

      In connection with your comment letter, American Smooth Wave Ventures, Inc. hereby acknowledges that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Irwin J. Kirz, President

American Smooth Wave Ventures, Inc.